390 Interlocken Crescent. Suite 900
Broomfield, Colorado 80021

March 30, 2006

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:	Brad Skinner, Accounting Branch Chief
Mark Kronforst, Senior Staff Accountant

Re:	Cardinal Communications
Your letter of March 15, 2006 (received by us March 22, 2006)

Gentlemen:

We are in receipt of your letter of March 15, 2006, in which you offered the following comment relating to Note 5 - Subsequent Events on page 21 of Cardinal’s Form 10-QSB for the period ended September 30, 2005:

Please refer to the contingency with respect to the approximately 22.6 million shares issued to five consultants that is disclosed [on] page 21 of your Form 10-Q. We note that this disclosure does not appear to comply with the disclosure requirements of SFAS 5. Please provide us with an update as to the status of this contingency through the date of this letter, update us on whether you have considered the need for an Item 4.02 Form 8-K and provide us with a proposed disclosure for your upcoming annual financial statements that complies with the disclosure requirements of this guidance.

Conclusion

We have reviewed the requirements of SFAS No. 5 relating to the requirements to accrue loss contingencies and to make disclosure regarding such loss contingencies.

•
It is our conclusion that Cardinal is not required to accrue any loss contingencies resulting from the stock issuances because there is no pending or threatened litigation and the amount of loss (even were litigation threatened or brought) cannot be reasonably estimated. See paragraphs 8, 33 and 38 of SFAS No. 5 discussed in more detail below.

•	It is also our conclusion that Cardinal should recognize (and has recognized) a liability representing its estimated liability to Jantaq Investments, Inc. (Jantaq) based on the demand made by Jantaq.

•
It is also our conclusion that Cardinal should make disclosure of the situation relating to the issuance of Form S-8 shares to debt consultants and the demand by Jantaq. Cardinal has made disclosure of this situation in a Form 8-K filed on March 30, 2006, and will include that disclosure in its Form 10-KSB for the year ended December 31, 2005, to be filed shortly. Cardinal will consider amending its prior reports to include appropriate disclosure.

•
It is also our conclusion that, because of the applicability of SFAS 5, no disclosure is required under Item 4.02 of Form 8-K. That item requires disclosure if there is a restatement of financial statements. Because Cardinal’s financial statements already include the estimated potential liability to Jantaq, and because other liabilities associated with the stock issuances have neither been asserted nor are estimable, Cardinal has concluded that it does not need to restate its financial statements.

Current Facts

No person has threatened litigation against Cardinal for impermissible issuance of shares under Form S-8, or lack of disclosure of the situation.

The only correspondence Cardinal has received is dated January 23, 2006, from one of the four debt consultants, Jantaq Investments, Inc. This was followed up by Jantaq’s counsel with a subsequent letter dated March 27, 2006. It is not clear from Jantaq’s demand the amount that Jantaq is claiming, but Cardinal has included a reserve of $303,057.53 as a liability in its balance sheet for this potential obligation, although Cardinal is considering with its counsel whether to contest the amount due and, if suit is brought by Jantaq, to file appropriate counterclaims against Jantaq.

Of course, if this situation changes, Cardinal will review the facts as they develop and, to the extent required, revise its conclusions under SFAS 5.

Discussion of SFAS 5

Paragraph 8 of SFAS 5 requires that financial statements accrue an estimated loss from a loss contingency if both of the following conditions are met:

a.
Information available prior to the issuance of the financial statements indicates that it is probable that . . . a liability has been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated.

Paragraph 33 of SFAS 5 goes on to state that an issuer must consider the following factors in determining whether an accrual or disclosure is required “with respect to pending or threatened litigation”:

a.	The period in which the underlying cause (i.e., the cause for action) of the pending or threatened litigation or of the actual or possible claim or assessment occurred.

b.	The degree of probability of an unfavorable outcome.

c.	The ability to make a reasonable estimate of the amount of loss.

Paragraph 38 of SFAS 5 goes on to provide that, “[w]ith respect to unasserted claims and assessments, an enterprise must determine the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome.”

Where the circumstances set forth in SFAS 5, ¶8(a) and ¶8(b) do not exist and no accrual is made, ¶10 of SFAS 5 requires that the financial statements include disclosure of the contingency “when there is at least a reasonable possibility that a loss . . . may have been incurred.” (We understand that SFAS 5, ¶3(b) provides that a “reasonable possibility” exists when the chance of the future event or events occurring is more than remote but less than likely.) Paragraph 10 goes on to say that, “[i]f disclosure is deemed necessary, the financial statement shall indicate the nature of the loss or loss contingency and give an estimate of the amount or range of loss or possible loss or state that such an estimate cannot be made.” As you will note from the Form 8-K that has been filed with the Commission, Cardinal has and will continue to make disclosure in the non-financial portions of its reports as required by Regulation S-B.

We understand that the Commission may wish to comment on the disclosure made in Cardinal’s recent Form 8-K filing, and we would be pleased to discuss it with you.

Sincerely yours,

/s/ Edouard A. Garneau

Edouard A. Garneau, President